Exhibit 99.1

STUDENT TRANSPORTATION INC. CEO TO APPEAR ON FOX BUSINESS NETWORK

New Video Series to Amplify Company’s Successful Growth Strategy, Dividends and Operations

WALL, NJ (October 19, 2011) - Student Transportation Inc. (“STI”)(TSX, NASDAQ: STB), CEO Denis Gallagher will appear on Fox Business Network with Cheryl Casone at approximately 12:20 p.m. ET on October 20, 2011 to discuss the $24 billion dollar school bus industry, National School Bus Safety Week, the recent dual listing of the company’s common shares on the NASDAQ, and the successful growth and dividend strategy the company has continued for seven years.

STI also introduced a series of videos that can be found on the company’s website at www.rideSTBus.com. In the initial interview Myron Kandel, the founding financial editor of CNN, talks with the CEO at the NASDAQ MarketSite Studio in New York City’s Times Square about STI’s business model and to share his thoughts on the company’s history, operations, strategic growth strategy and consistent dividends. The videos will be an added feature to the company’s communications plan and allows investors the opportunity to learn more about the company.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,300 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

INVESTOR CONTACTS:
Student Transportation Inc.

Peter J. Pearson
Executive Vice President

Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
Email: invest@rideSTA.com
Website: www.rideSTBus.com

MEDIA CONTACT:
Lynette Viviani
lviviani@ridesta.com